EXHIBIT 99.1

Results of AGM

Slough, UK, 30 June 2005 - Xenova Group plc (NASDAQ: XNVA; London Stock Exchange: XEN) announced today that all the resolutions tabled at the 13th Annual General Meeting on 30 June 2005 were duly passed by shareholders with the exception of Special Resolution 9 which was not carried due to insufficient proxy votes cast in favour.

Copies of the special resolutions passed at the Annual General Meeting will be submitted to the UK Listing Authority in accordance with the Listing Rules, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: +44 (0)20 7066 1000

Veronica Cefis Sellar
Head of Corporate Communications
Tel: +44 (0)1753 706 600